

Mail Stop 4546

September 21, 2015

Via E-mail
Kieran Caterina
Chief Financial Officer
Gabelli Securities Group, Inc.
One Corporate Center
Rye, New York 10580

> **Re:    Gabelli Securities Group, Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed September 11, 2015**
> **File No. 1-37387**

Dear Mr. Caterina:

We have reviewed your amendment, and we have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

1.     Please file as an exhibit the form of GAMCO Note.

Exhibit 99.1

Unaudited Pro Forma Combined Consolidated Statement of Income, page 11

2.     Please revise to include an introductory paragraph which briefly sets forth a description of (i) the transaction, (ii) the entities involved, and (iii) the periods for which the pro forma information is presented in accordance with Article 11-02(b)(2) of Regulation S-X.

3.      We note some of your adjustments are on a net basis versus a gross basis.  Pro forma
        adjustments should be presented gross on the face of pro forma statements, or with a
        detailed explanation presented in the pro forma footnotes with sufficient quantification to
        allow the reader to recompute the adjustment amount.  For example, please explain how
        the adjustments described in footnotes (b) and (c) result in a net adjustment of $688,000
        and $1.4 million to operating expenses for the six-month period ended June 30, 2015 and
        the year ended December 31, 2014.  Revise to clarify how the adjustments described in
        footnotes (d), (e), and (g) result in a net cash adjustment of $10.5 million on your pro
        forma balance sheet.

4.      Please revise to disclose pro forma basic and diluted earnings per share for all periods
        presented in the consolidated statements of operations.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page 13

5.      We note that you present a non-GAAP financial measure as well as a complete non-
        GAAP column on the face of your Unaudited Pro Forma Combined Consolidated
        Balance Sheet.  Explain to us how you considered Item 10(e)(ii)(D) of Regulation S-K as
        it prohibits presentation of non-GAAP financial measures on the face of any pro forma
        financial information required to be disclosed by Article 11 of Regulation S-X.

6.      We note that you plan to distribute Class A and Class B of your common stock as part the
        spin-off, respectively.  Please revise to disaggregate your common stock by class and
        additional paid in capital on your pro forma balance sheet.

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements, page 14

7.      We note pro forma footnote (b) reflects adjustments to other operating expenses relating
        to the expected additional costs (e.g., legal and audit fees, transfer agent fees, etc.) based
        upon GAMCO's historical experience of being a separate public company.  We also note,
        as it is discussed on page 6, GAMCO will provide you with principal services pursuant to
        the Transitional Services Agreement.  Please revise your footnote to discuss the terms of
        this agreement, and adjust your pro forma financial statements to give effect to this
        agreement or explain why it is excluded from your pro forma adjustments.  For example,
        after the spin-off it appears you will have a recurring expense under the Transition
        Services agreement.

8.      Refer to footnote to pro forma adjustment (f).  Please revise your disclosure to include a
        reconciliation of your effective tax rate to the federal statutory tax rate.

9.      Please expand the footnote to pro forma adjustment (g) to discuss in greater detail how
        the intercompany balances prior to the spin-off were settled.

10.    In recognizing the receipt of four million shares of GAMCO Class A common stock, we note that you assumed the valuation of such shares to be $50 per share in determining pro forma adjustment (h).  Please expand your disclosure to discuss the assumptions used in determining the value of these shares, which differs from the current trading prices.

11.    You have disclosed on page 7 that on or before the distribution date, GAMCO will issue you a $250 million five-year, 4.0% note that GAMCO will pay off ratably over five years, or sooner at GAMCO's option, with interest payable in cash or payment in kind, at GAMCO's option.  In recognizing this transaction, we note pro forma adjustment (i) decreased equity while pro forma adjustment (k) increased equity resulting in a net effect.  Please tell us the type of consideration given to GAMCO in exchange of this note.  In this regard, it is unclear as to why you deem it appropriate to increase equity for this transaction.

The Spin-Off, page 33

The Formation Transactions, page 33

12.    You state that following the spin-off GAMCO would have contributed, among other things, approximately $630 million of cash and other assets to the company.  Please tell how this contribution is reflected in your pro forma financial statements.

    You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472, if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or to Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

                            Sincerely,

                            /s/ Christian Windsor
                            For

                            Suzanne Hayes
                            Assistant Director
                            Office of Financial Services II